SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 ---------------

                                 SCHEDULE 13D\A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)/1/


                               TeleCorp PCS, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   879300 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Thomas H. Sullivan
                               TeleCorp PCS, Inc.
                               1010 N. Glebe Road
                                    Suite 800
                               Arlington, VA 22201
                                 (703) 236-1100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 7, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 38 Pages)

                                  SCHEDULE 13D


CUSIP No. 879300 10 1                                         Page 2 of 38 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Toronto Dominion Investments, Inc.
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                               (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS*
4
        OO
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) [ ] or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        Delaware
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 None

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                None
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 None

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                None

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          None
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          None
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 879300 10 1                                         Page 3 of 38 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        J.H. Whitney III, L.P., a Delaware limited partnership (I.R.S. Identification No. 06-1503280), the sole general partner of which is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company. The members of J.H. Whitney Equity Partners III, L.L.C. are Peter M. Castleman, Joseph D. Carrabino, Jr., James H. Fordyce, Jeffery
        R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone.
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                               (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS*
4
        OO
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) [ ] or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        Delaware; all individuals are United States citizens
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 117,176

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                None
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 117,176

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                None

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          117,176
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          .07%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 879300 10 1                                         Page 4 of 38 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Whitney Strategic Partners III, L.P., a Delaware limited partnership (I.R.S. Identification No. 06-1503276), the sole general partner of which is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company. The members of J.H. Whitney Equity Partners III, L.L.C. are Peter M. Castleman, Joseph D. Carrabino, Jr., James H. Fordyce, Jeffery R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone.
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                               (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS*
4
        OO
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) [ ] or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        Delaware; all individuals are United States citizens
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 2,824

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                None
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 2,824

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                None

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          2,824
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          .0%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 879300 10 1                                         Page 5 of 38 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Whitney Equity Partners, L.P., a Delaware limited partnership (I.R.S. Identification No. 06-1445444), the sole general partner of which is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company. The members of J.H. Whitney Equity Partners III, L.L.C. are Peter M. Castleman, Jeffery R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone.
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                               (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS*
4
        OO
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) [ ] or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        Delaware; all individuals are United States citizens
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 None

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                None
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 None

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                None

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          None
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          None
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 879300 10 1                                         Page 6 of 38 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        William M. Mounger, II
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                               (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS*
4
        OO
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) [ ] or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        U.S.A.
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 2,210,152

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                2,273,268
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 2,210,152

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                2,273,268

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          4,488,420
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [X]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          2.9%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 879300 10 1                                         Page 7 of 38 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Wireless 2000, Inc.
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                               (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS*
4
        OO
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) [ ] or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        Louisiana
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 None

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                None
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 None

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                None

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          None
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          None
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 879300 10 1                                         Page 8 of 38 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Triune PCS, LLC
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                               (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS*
4
        OO
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) [ ] or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        Delaware
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 None

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                None
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 None

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                None

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          None
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          None
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 879300 10 1                                         Page 9 of 38 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Oak Tree, LLC
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                               (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS*
4
        OO
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) [ ] or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        Delaware
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 2,297,657

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                None
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 2,297,657

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                None

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          2,297,657
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          1.3%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 879300 10 1                                        Page 10 of 38 Pages
---------------------                                        -------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        PCS Telecom, LLC
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                               (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS*
4
        OO
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) [ ] or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        Delaware
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 132,332

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                None
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 132,332

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                None

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          132,332
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          .07%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 879300 10 1                                        Page 11 of 38 Pages
---------------------                                        -------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        JVB Private Equity, LLC
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                               (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS*
4
        OO
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) [ ] or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        Colorado
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 936,541

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                None
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 936,541

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                None

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          936,541
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          .5%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 879300 10 1                                        Page 12 of 38 Pages
---------------------                                        -------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        JVB Properties, LLLP
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                               (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS*
4
        OO
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) [ ] or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        Colorado
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 1,994,857

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                None
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 1,994,857

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                None

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          1,194,857
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          1.1%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 879300 10 1                                        Page 13 of 38 Pages
---------------------                                        -------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        OneLiberty Fund IV, L.P.
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                               (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS*
4
        OO
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) [ ] or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        Delaware
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 528,690

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                None
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 528,690

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                None

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          528,690
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [X]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          .3%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 879300 10 1                                        Page 14 of 38 Pages
---------------------                                        -------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Saunders Capital Group, LLC
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                               (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS*
4
        OO
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) [ ] or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        Kentucky
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 26,175

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                None
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 26,175

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                None

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          26,175
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          .01%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 879300 10 1                                        Page 15 of 38 Pages
---------------------                                        -------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        J.G. Funding, LLC
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                               (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS*
4
        OO
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) [ ] or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        Kentucky
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 289,523

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                None
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 289,523

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                None

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          289,523
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [X]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          .2%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      The parties signatory hereto ("Cash Equity Investors") hereby amend and supplement the Schedule 13D originally filed on November 29, 2000, by supplementing Items 2, 3, 4, 5, 6, and 7 thereof with the information provided below. This amendment is being filed to reflect the Agreement and Plan of Merger, dated as of October 7, 2001 (the "Merger Agreement"), among AT&T Wireless Services, Inc. ("AT&T Wireless"), TL Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of AT&T Wireless, and TeleCorp PCS, Inc. ("TeleCorp") and the Voting Agreements (as defined below).


ITEM 2.  IDENTITY AND BACKGROUND.
--------------------------------

      The name and state of formation or citizenship, as applicable, of each person or entity reporting pursuant to this Amendment No. 1 to Schedule 13D not previously disclosed as a Reporting Party (each, a "Disclosed Party") is herein incorporated by reference to questions 1 and 6 on the cover pages of each respective Disclosed Party. The name, address, state of formation or citizenship and principal business or occupation, as applicable, of each general partner, member, director or officer of each Disclosed Party, as required by Instruction C to Schedule 13D, is set forth in Item 5.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
----------------------------------------------------------

      The purchases described in Item 5(c) were funded out of cash on hand.


ITEM 4.  PURPOSE OF TRANSACTION.
-------------------------------

      On October 7, 2001, AT&T Wireless, Merger Sub and TeleCorp entered into the Merger Agreement pursuant to which Merger Sub would be merged into TeleCorp (the "Merger"), with TeleCorp surviving and becoming a wholly owned subsidiary of AT&T Wireless. If completed, all of the outstanding shares of common stock of TeleCorp ("TeleCorp Common Stock") and preferred stock of TeleCorp ("TeleCorp Preferred Stock" and, together with the TeleCorp Common Stock, the "TeleCorp Capital Stock"), other than shares held by AT&T Wireless, which will be cancelled, will be converted into the right to receive shares of AT&T Wireless common stock or AT&T Wireless preferred stock, respectively, pursuant to the Merger Agreement. The completion of the Merger is subject to regulatory approvals and other customary conditions, including the approval of the holders of 50% or more of the outstanding voting power of the TeleCorp Capital Stock.

      In addition, on October 7, 2001, in connection with the Merger Agreement, TeleCorp and AT&T Wireless PCS, LLC (a wholly-owned subsidiary of AT&T Wireless, "AT&T Wireless PCS") entered into separate voting agreements (the "Voting Agreements") with Thomas H. Sullivan, Gerald T. Vento, J.P. Morgan Partners (23A
SBIC), LLC (f/k/a CB Capital Investors, L.P.), HCP Capital Fund, L.P. and Hoak Communications Partners, L.P. and CTIHC, Inc., each a TeleCorp stockholder. Together, the foregoing stockholders own in the aggregate more than 50% of the outstanding voting power of the TeleCorp Capital Stock. Pursuant to the Voting Agreements such stockholders have agreed (1) to vote their shares of TeleCorp Capital Stock in favor of the Merger, the Merger Agreement and related agreements (to the extent TeleCorp is a party thereto) and against: (i) approval of any proposal made in opposition to or in competition with the transactions contemplated by the Merger Agreement, (ii) any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of TeleCorp or any of its subsidiaries, with or involving any party other than as contemplated by the Merger Agreement, (iii) any liquidation or winding up of TeleCorp, (iv) any extraordinary dividend by TeleCorp, (v) any change in the capital structure of TeleCorp (other than pursuant to the Merger Agreement) and
(vi) any other action that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the consummation of the transactions contemplated by the Merger Agreement or result in a breach of any of the covenants, representations, warranties or other obligations or agreements of TeleCorp under the Merger Agreement which would materially and adversely affect TeleCorp or AT&T Wireless or the respective stockholders' ability to consummate the Merger and (2) except for permitted transfers applicable to certain of the stockholders, not to transfer their shares of TeleCorp Capital Stock prior to the consummation of the Merger.

      Also on October 7, 2001, TeleCorp, AT&T Wireless PCS and certain other stockholders of TeleCorp entered into Amendment No. 1 to the Stockholders Agreement (the "Stockholders Agreement Amendment") pursuant to which the Stockholders Agreement dated as of November 13, 2000 was amended to permit the parties to the Voting Agreements to enter into the Voting Agreements.

      The foregoing descriptions of the Merger, the Merger Agreement, the Voting Agreements and the Stockholders Agreement Amendment are qualified in their entirety by reference to the text of the Merger Agreement, the Voting Agreements and the Stockholders Agreement Amendment, which are attached as Exhibits 2.2, 10.7, 10.8, 10.9, 10.10, 10.11 and 10.12 hereto.

      The Merger Agreement and the transactions contemplated thereby, including consummation of the Merger, could result in some or all of the events referred to in items (a) through (j) of Item 4 of Schedule 13D. Except as set forth above, the Reporting Persons have no present plans or intentions that would result in any of the matters referred to in items (a) through (j) of Item 4 of
Schedule 13D occurring.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
---------------------------------------------

      (a)-(b) The response of certain Reporting Persons to Items 7 through 13 on the cover page which relates to the beneficial ownership of the Class A Common Stock of TeleCorp is incorporated herein by reference. All responses are given as of October 15, 2001, with the exception of the responses of the Whitney entities which are given as of October 23, 2001. The responses are based on an outstanding number of shares of Class A Common Stock of 179,820,248, the outstanding number of shares of Class A Common Stock of TeleCorp as of August 8, 2001.

      Certain of the Reporting Persons and Cash Equity Investors are party to a Stockholders' Agreement dated as of November 13, 2000, as amended (the "Stockholders' Agreement"), pursuant to which such Reporting Persons and Cash Equity Investors have agreed, among other things, to vote for certain nominees to TeleCorp's Board of Directors, and as such they may be deemed to be part of a "group" for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, whose members collectively hold more than 5% of TeleCorp's Class A Common Stock (a "Group"). Each Reporting Person and Cash Equity Investor disclaims membership in any Group and disclaims beneficial ownership of any shares of stock held by any of the other parties to the Stockholders' Agreement or any member of a Group that might be attributed to them by reason of the Stockholders' Agreement. The filing of this Amendment No. 1 to Schedule 13D shall not be construed as an admission that the Reporting Person and Cash Equity Investors are the beneficial owner of such shares or that the Reporting Person and any of such other stockholders constitute such a person or group. Each Reporting Person and Cash Equity Investor is not responsible for the accuracy of any information filed in this Amendment No. 1 to Schedule 13D relating to any Reporting Person and Cash Equity Investor other than itself and its related persons or entities.

      (c) From September 17, 2001 to September 27, 2001, William M. Mounger acquired 4,864 shares of Class A Common Stock of TeleCorp at the price of approximately $11.72 per share in a brokers' transaction. Approximately 2,600 of these shares are held by Mr. Mounger and approximately 2,264 of these shares are held by Mr. Mounger's children's trust.

      J.H. Whitney III, L.P. sold approximately 6,138,685 shares of Class A Common Stock of TeleCorp in a series of brokers' transactions during the period from July 31, 2001 to October 23, 2001. Whitney Strategic Partners III, L.P. sold approximately 147,922 shares of Class A Common Stock of TeleCorp in a series of brokers' transactions during the period from July 31, 2001 to October 23, 2001. Whitney Equity Partners, L.P. sold approximately 2,694,260 shares of Class A Common Stock of TeleCorp in a series of brokers' transactions during the period from July 31, 2001 to October 23, 2001.

      On or about June 7, 2001, Triune PCS, LLC ("Triune") sold approximately 2,500,000 shares of Class A Common Stock of TeleCorp in a brokers' transaction. On or about September 10, 2001, Triune distributed the remaining amount of its Class A Common Stock of TeleCorp to its members Oak Tree, LLC, JVB Private Equity, LLC, JVB Properties, LLLP and PCS Telecom, LLC. These shares were distributed on a pro rata basis in accordance with the terms of Triune's operating agreement.

      OneLiberty Fund IV, L.P. sold approximately 643,622 shares of Class A Common Stock of TeleCorp in a series of brokers' transactions during the period from May 22, 2001 to May 31, 2001.

      Saunders Capital Group, LLC sold approximately 30,000 shares of Class A Common Stock of TeleCorp in a series of brokers' transactions during the period from July 26, 2001 to July 31, 2001.

      Certain of the Cash Equity Investors are parties to the Stockholders Agreement Amendment, the description of which is herein incorporated by reference to Item 4.

       (e) As of October 15, 2001, Toronto Dominion Investments, Inc. sold its remaining shares of Class A Common Stock of TeleCorp in a series of brokers' transactions and no longer holds shares of TeleCorp Class A Common Stock.

      On or about July 2, 2001, Wireless 2000 distributed 163,894 shares of Class A Common Stock of TeleCorp to individual shareholders of Wireless 2000 pursuant to a plan of liquidation and no longer holds shares of TeleCorp Class A Common Stock.

      On or about July 31, 2001, J.G. Funding, LLC distributed 300,000 shares of Class A Common Stock of TeleCorp to its partners.

      Additional information regarding the beneficial ownership of certain Reporting Persons is listed below.

Whitney Equity Partners, L.P.
J.H. Whitney III, L.P.
Whitney Strategic Partners III, L.P.

      The principal business of each of Whitney Equity Partners, L.P., J.H. Whitney III, L.P. and Whitney Strategic Partners III, L.P. (collectively, the "Whitney Entities") is that of a private investment fund. The principal business of J.H. Whitney Equity Partners, L.L.C. is that of the general partner of Whitney Equity Partners, L.P. The principal business of J.H. Whitney Equity Partners III, L.P. is that of the general partner of each of J.H. Whitney III, L.P. and Whitney Strategic Partners III, L.P. The principal occupation of each of the members of J.H. Whitney Equity Partners, L.L.C. and J.H. Whitney Equity Partners III, L.L.C. is that of a general partner or member of the general partners of Whitney & Co., the Whitney entities and several other partnerships. The principal office or business address, as applicable, of each of the persons and entities referred to in this paragraph is c/o Whitney & Co.,177 Broad Street, 15th Floor, Stamford, CT 06901. Whitney Equity Partners, L.P., J.H. Whitney III, L.P. and Whitney Strategic Partners III, L.P. may be deemed to beneficially own the shares of TeleCorp stock held by the others. Each of Whitney Equity Partners, L.P., J.H. Whitney III, L.P. and Whitney Strategic Partners III, L.P. disclaim beneficial ownership of all of the shares of TeleCorp stock held by the others.

William Mounger, II, Chairman of TeleCorp
Trillium PCS, LLC

      Trillium PCS, LLC is an investment vehicle which holds stock in TeleCorp. The principal office or business address, as applicable, of each person and entity listed directly above this paragraph is 111 East Capital, Suite 500, Jackson, Mississippi 39201. The 713,799 shares of Class A Common Stock held by Trillium may be deemed to be beneficially owned by William Mounger, the managing member of Trillium. The shares beneficially held by William Mounger, II also include 1,263,279 shares of Class A Common Stock held by M3, LLC, 5,000 shares of Class A Common Stock held by Digital PCS, LLC, 2,210,152 shares of Class A Common Stock held by Mr. Mounger, 5,000 shares of Class A Common Stock held by Mr. Mounger's children's trust, 200,000 shares of Class A Common Stock held by Telos Foundation, Inc. and 91,190 shares of Class A Common Stock held by Airwave Communications, LLC.

      William Mounger is the managing member of M3, LLC and a stockholder and President of MSM, Inc., the manager of Digital PCS. M3, LLC owns a significant equity interest in Airwave Communications, LLC. Mr. Mounger and his spouse are the founders of Telos Foundation, Inc. and together control that entity. Mr. Mounger does not exercise control over the children's trust.

Triune PCS, LLC
Oak Tree, LLC
PCS Telecom, LLC
JVB Private Equity, LLC
JVB Properties, LLLP
Kevin Shepherd

      The principal business of each of Triune, Oak Tree, LLC, PCS Telecom, LLC, JVB Private Equity, LLC and JVB Properties, LLLP is that of a private investment fund. Kevin Shepherd is a manager of Triune Private Equity, LLC, the manager of Triune. The principal office or business address, as applicable, of Triune, Oak Tree, LLC and PCS Telecom, LLC is 4770 Baseline Road, Suite 380, Boulder, CO 80303. The principal office or business address, as applicable, of JVB Private Equity, LLC and JVB Properties, LLLP is 1536 Elk View Road, Larkspur, CO 80118.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
------------------------------------------------------------------------------

      See Item 4 above with respect to the Voting Agreements, the description of which is herein incorporated by reference to Item 4.

      See Item 4 above with respect to the Stockholders Agreement Amendment, the description of which is herein incorporated by reference to Item 4.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

2.2 Agreement and Plan of Merger, dated as of October 7, 2001, among TeleCorp PCS Inc., AT&T Wireless Services, Inc. and TL Acquisition Corp (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

10.7 TeleCorp PCS, Inc. Voting Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC and Thomas H. Sullivan (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

10.8 TeleCorp PCS, Inc. Voting Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC and Gerald T. Vento (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

10.9 TeleCorp PCS, Inc. Voting Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC and CTIHC, Inc. (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

10.10 TeleCorp PCS, Inc. Voting Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC and J.P. Morgan Partners (23A SBIC), LLC (f/k/a CB Capital Investors, L.P.) (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

10.11 TeleCorp PCS, Inc. Voting Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC, HCB Capital Fund, L.P. and Hoak Communications Partners, L.P. (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

10.12 Amendment No. 1 to the Stockholders' Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC, Thomas H. Sullivan, Gerald T. Vento and each of the other stockholders party thereto (incorporated by reference to TeleCorp PCS, Inc. Amendment No. 2 to Schedule 13D filed by Gerald T. Vento and Thomas H. Sullivan (File No. 005-60045), filed with the SEC on October 12, 2001).

                                    SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 31, 2001              PRIVATE EQUITY INVESTORS III, L.P.

                              By: Rohit M. Desai Associates III, LLC,
                                  its general partner


                                  By: /s/ Rohit M. Desai
                                     -------------------------------------------
                                  Name:  Rohit M. Desai
                                  Title: Managing Member



October 31, 2001              EQUITY-LINKED INVESTORS-II,

                              By: Rohit M. Desai Associates-II,
                                  its general partner


                                  By: /s/ Rohit M. Desai
                                     -------------------------------------------
                                  Name:  Rohit M. Desai
                                  Title: Managing Member



October 31, 2001              ROHIT M. DESAI ASSOCIATES III, LLC


                              By: /s/ Rohit M. Desai
                                 -----------------------------------------------
                              Name:  Rohit M. Desai
                              Title: Managing Member



October 31, 2001              ROHIT M. DESAI ASSOCIATES-II, L.P.


                              By: /s/ Rohit M. Desai
                                 -----------------------------------------------
                              Name:  Rohit M. Desai
                              Title: Managing Member



October 31, 2001              /s/ Rohit M. Desai
                              --------------------------------------------------
                              Rohit M. Desai

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 30, 2001              HCP CAPITAL FUND, L.P.

                              By: James M. Hoak & Co, its general partner


                                  By: /s/ James Hoak
                                     -------------------------------------------
                                  Name:  James Hoak
                                  Title: Chairman



October 30, 2001              HOAK COMMUNICATIONS PARTNERS, L.P.

                              By: HCP Investments, L.P., its general partner

                                  By: Hoak Partners, LLC, its general partner


                                      By: /s/ James Hoak
                                         ---------------------------------------
                                      Name:  James Hoak
                                      Title: Manager



October 30, 2001              JAMES M. HOAK & CO.


                              By: /s/ James Hoak
                                 -----------------------------------------------
                              Name:  James Hoak
                              Title: Chairman

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 30, 2001              HCP INVESTMENTS, L.P.

                              By: Hoak Partners, LLC, its general partner


                                  By: /s/ James Hoak
                                     -------------------------------------------
                                  Name:  James Hoak
                                  Title: Manager



October 30, 2001              HOAK PARTNERS, LLC


                              By: /s/ James Hoak
                                 -----------------------------------------------
                              Name:  James Hoak
                              Title: Manager



October 30, 2001              /s/ James Hoak
                              --------------------------------------------------
                              James Hoak

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 31, 2001              /s/ Thomas Harrison
                              --------------------------------------------------
                              Thomas Harrison



October 31, 2001              /s/ Frederick Pickering
                              --------------------------------------------------
                              Frederick Pickering

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 18, 2001              MEDIA/COMMUNICATIONS PARTNERS III LIMITED
                              PARTNERSHIP

                              By: M/C III, LLC


                                  By: /s/ James F. Wade
                                     -------------------------------------------
                                  Name:  James Wade
                                  Title: Authorized Officer



October 18, 2001              MEDIA/COMMUNICATIONS INVESTORS LIMITED
                              PARTNERSHIP


                              By: /s/ James F. Wade
                                 -----------------------------------------------
                              Name:  James Wade
                              Title: Authorized Officer



October 18, 2001              M/C III, LLC


                              By: /s/ James F. Wade
                                 -----------------------------------------------
                              Name:  James Wade
                              Title: Authorized Officer

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 19, 2001              /s/ James F. Wade
                              --------------------------------------------------
                              James Wade



October 22, 2001              /s/ David Croll
                              --------------------------------------------------
                              David Croll



October 19, 2001              /s/ Stephen Gormly
                              --------------------------------------------------
                              Stephen Gormly



October 18, 2001              /s/ Christopher Gaffney
                              --------------------------------------------------
                              Christopher Gaffney



October 22, 2001              /s/ John Hayes
                              --------------------------------------------------
                              John Hayes



October 22, 2001              /s/ Peter Claudy
                              --------------------------------------------------
                              Peter Claudy

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 31, 2001              TORONTO DOMINION INVESTMENTS, INC.,


                              By: /s/ Martha L. Gariepy
                                 -----------------------------------------------
                              Name:  Martha L. Gariepy
                              Title: Vice President

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 25, 2001              NORTHWOOD VENTURES LLC


                              By: /s/ Peter Schiff
                                 -----------------------------------------------
                              Name:  Peter Schiff
                              Title: Authorized Person



October 25, 2001              NORTHWOOD CAPITAL PARTNERS LLC


                              By: /s/ Peter Schiff
                                 -----------------------------------------------
                              Name:  Peter Schiff
                              Title: Authorized Person



October 25, 2001              /s/ Peter Schiff
                              --------------------------------------------------
                              Peter Schiff



October 25, 2001              /s/ Henry Wilson
                              --------------------------------------------------
                              Henry Wilson

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 26, 2001              ONELIBERTY FUND III, L.P.
                              By: OneLiberty Partners III, LP,
                                  its general partner


                                  By: /s/ Edwin M. Kania, Jr.
                                     -------------------------------------------
                              Name:  Edwin M. Kania, Jr.
                              Title: General Partner



October 26, 2001              ONELIBERTY FUND IV, L.P.

                              By: OneLiberty Partners IV, LLC,
                                  its general partner


                                  By: /s/ Edwin M. Kania, Jr.
                                     -------------------------------------------
                                     Name:  Edwin M. Kania, Jr.
                                     Title: Managing Member



October 26, 2001              ONELIBERTY ADVISORS FUND IV, L.P.

                              By: OneLiberty Partners IV, LLC,
                                  its general partner


                                  By: /s/ Edwin M. Kania, Jr.
                                     -------------------------------------------
                                     Name:  Edwin M. Kania, Jr.
                                     Title: Managing Member



October 26, 2001              ONELIBERTY PARTNERS III, LP


                              By: /s/ Edwin M. Kania, Jr.
                                 -----------------------------------------------
                              Name:  Edwin M. Kania, Jr.
                              Title: General Partner

                                    SIGNATURE



After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 26, 2001              ONELIBERTY PARTNERS IV, LLC


                              By: /s/ Edwin M. Kania, Jr.
                                 -----------------------------------------------
                              Name:  Edwin M. Kania, Jr.
                              Title: Managing Member

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 26, 2001              /s/ Edwin M. Kania, Jr.
                              --------------------------------------------------
                              Edwin M. Kania, Jr.



October 26, 2001              /s/ Steve J. Ricci
                              --------------------------------------------------
                              Steve J. Ricci

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 24, 2001              WIRELESS 2000, INC.


                              By: /s/ Joan S. Ducote
                                 -----------------------------------------------
                              Name:  Joan S. Ducote
                              Title: President



October 26, 2001              GILDE INTERNATIONAL B.V.


                              By: /s/ Steve J. Ricci
                                 -----------------------------------------------
                              Name:  Steve Ricci
                              Title: Authorized Person



October 26, 2001              J.P. MORGAN PARTNERS (23A SBIC), LLC
                              (f/k/a CB CAPITAL INVESTORS, L.P.)


                              By: /s/ Michael R. Hannon
                                 -----------------------------------------------
                              Name:  Michael R. Hannon
                              Title: General Partner

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 24, 2001              J.H. WHITNEY III, L.P.

                              By: J.H. Whitney Equity Partners III, L.L.C.,
                                  its general partner


                                  By: /s/ Daniel J. O'Brien
                                     -------------------------------------------
                                     Name:  Daniel J. O'Brien
                                     Title: Managing Member



October 24, 2001              WHITNEY EQUITY PARTNERS, L.P.

                              By: J.H. Whitney Equity Partners, L.L.C.,
                                  its general partner


                              By: /s/ Daniel J. O'Brien
                                 -----------------------------------------------
                              Name:  Daniel J. O'Brien
                              Title: Managing Member



October 24, 2001              WHITNEY STRATEGIC PARTNERS III, L.P.

                              By: J.H. Whitney Equity Partners III, L.L.C.,
                                  its general partner


                              By: /s/ Daniel J. O'Brien
                                 -----------------------------------------------
                              Name:  Daniel J. O'Brien
                              Title: Managing Member

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 25, 2001              CTIHC, INC.


                              By: /s/ William T. Devanney, Jr.
                                 -----------------------------------------------
                              Name:  William T. Devanney, Jr.
                              Title: Senior Vice President,
Corporate Taxes



November 7, 2001              TRILLIUM PCS, LLC


                              By: /s/ William M. Mounger, II
                                 -----------------------------------------------
                              Name:  William M. Mounger, II
                              Title: Manager



November 7, 2001              /s/ William M. Mounger, II
                              --------------------------------------------------
                              William M. Mounger, II

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 25, 2001              TRIUNE PCS, LLC

                              By: Triune Private Equity, LLC, Manager


                                  By: /s/ Kevin Shepherd
                                     -------------------------------------------
                                     Name:  Kevin Shepherd
                                     Title: Co-Manager



October 25, 2001              /s/ Kevin Shepherd
                              --------------------------------------------------
                              Kevin Shepherd



November 1, 2001              J.G. FUNDING, LLC

                              By: Chrysalis Ventures, LLC, Manager


                                  By: /s/ David A. Jones, Jr.
                                     -------------------------------------------
                                     Name:  David A. Jones, Jr.
                                     Title: Manager



November 1, 2001              /s/ David Jones
                              --------------------------------------------------
                              David Jones



November 1, 2001              SAUNDERS CAPITAL GROUP, LLC


                              By: /s/ Robert S. Saunders
                                 -----------------------------------------------
                              Name:  Robert S. Saunders
                              Title: Manager

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 1, 2001              /s/ Robert Saunders
                              --------------------------------------------------
                              Robert Saunders



October 25, 2001              MON-CRE WIRELESS, INC.


                              By: /s/ G.L. McGee
                                 -----------------------------------------------
                              Name:  G.L. McGee
                              Title: General Manager



October 25, 2001              RAGLAND WIRELESS, INC.


                              By: /s/ Stanley Bean
                                 -----------------------------------------------
                              Name:  Stanley Bean
                              Title: Director



October 22, 2001              CABLEVISION SERVICES, INC.


                              By: /s/ Jeffrey T. Smith
                                 -----------------------------------------------
                              Name:  Jeffrey T. Smith
                              Title: Vice President



October 25, 2001              HAYNEVILLE WIRELESS, INC.


                              By: /s/ Howard S. Powell, III
                                 -----------------------------------------------
                              Name:  Howard S. Powell, III
                              Title: Vice-President

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 26, 2001              MOUNDVILLE COMMUNICATIONS, INC.


                              By: /s/ Larry P. Taylor
                                 -----------------------------------------------
                              Name:  Larry P. Taylor
                              Title: President



November 2, 2001              /s/ James E. Campbell
                              --------------------------------------------------
                              JAMES E. CAMPBELL
                              INDIVIDUALLY AND AS BENEFICIAL OWNER OF THE
                              TELECORP PCS, INC. (F/K/A TELECORP-TRITEL HOLDING
                              COMPANY) SHARES HELD FOR MY ACCOUNT BY SOUTH TRUST
                              BANK, N.A. IN AN INDIVIDUAL RETIREMENT ACCOUNT



October 25, 2001              /s/ E.B. Martin, Jr.
                              --------------------------------------------------
                              E.B. MARTIN, JR.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 25, 2001              OAK TREE, LLC

                              By: Triune Private Equity, LLC its manager


                                  /s/ Kevin Shepherd
                                  ----------------------------------------------
                                  By: Kevin Shepherd, its Co-Manager



October 25, 2001              PCS TELECOM, LLC

                              By: Triune Private Equity, LLC, its manager


                                  /s/ Kevin Shepherd
                                  ----------------------------------------------
                                  By: Kevin Shepherd, its Co-Manager



October 25, 2001              JVB Private Equity, LLC


                              /s/ Jack Thompson
                              --------------------------------------------------
                              By: Jack Thompson its Manager



October 25, 2001              JVB Properties, LLLP


                              /s/ Jack Thompson
                              --------------------------------------------------
                              By: Jack Thompson its General Partner

                                  EXHIBIT INDEX
                                  -------------



Exhibit     Document
-------     --------

2.2 Agreement and Plan of Merger, dated as of October 7, 2001, among TeleCorp PCS Inc., AT&T Wireless Services, Inc. and TL Acquisition Corp (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

10.7 TeleCorp PCS, Inc. Voting Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC and Thomas H. Sullivan (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

10.8 TeleCorp PCS, Inc. Voting Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC and Gerald T. Vento (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

10.9 TeleCorp PCS, Inc. Voting Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC and CTIHC, Inc. (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

10.10 TeleCorp PCS, Inc. Voting Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC and J.P. Morgan Partners (23A SBIC), LLC (f/k/a CB Capital Investors, L.P.) (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

10.11 TeleCorp PCS, Inc. Voting Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC, HCB Capital Fund, L.P. and Hoak Communications Partners, L.P. (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

10.12 Amendment No. 1 to the Stockholders' Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC, Thomas H. Sullivan, Gerald T. Vento and each of the other stockholders party thereto (incorporated by reference to TeleCorp PCS, Inc. Amendment No. 2 to Schedule 13D filed by Gerald T. Vento and Thomas H. Sullivan (File No. 005-60045), filed with the SEC on October 12,
            2001).